	EXHIBIT 12.1
	SEMPRA ENERGY
	COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
	AND PREFERRED STOCK DIVIDENDS
	(Dollars in millions)

	2011	2012	2013	2014	2015	September 30, 2016
Fixed charges and preferred stock dividends:
Interest	$549	$601	$620	$636	$677	$528
Interest portion of annual rentals	2	2	2	3	2	2
Preferred dividends of subsidiaries(1)	10	6	6	1	2	1
Total fixed charges	561	609	628	640	681	531
Preferred dividends for purpose of ratio	—	—	—	—	—	—
Combined fixed charges and preferred dividends for purpose of ratio	$561	$609	$628	$640	$681	$531
Earnings:
Pretax income from continuing operations before
adjustment for income or loss from equity investees	$1,747	$1,255	$1,399	$1,443	$1,600	$1,321
Add:
Total fixed charges (from above)	561	609	628	640	681	531
Distributed income of equity investees	96	50	51	61	83	52
Less:
Interest capitalized	27	53	23	40	69	64
Preferred dividends of subsidiaries(1)	10	6	6	1	2	1
Total earnings for purpose of ratio	$2,367	$1,855	$2,049	$2,103	$2,293	$1,839
Ratio of earnings to combined fixed charges
and preferred stock dividends	4.22	3.05	3.26	3.29	3.37	3.46

Ratio of earnings to fixed charges	4.22	3.05	3.26	3.29	3.37	3.46

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.